PERKINS COIE

700 13th Street, NW
Suite 800
Washington, D.C. 20005-3960

T +1.202.654.6200
F +1.202.654.6211
PerkinsCoie.com

September 9, 2022	Mary C. Moynihan MMoynihan@perkinscoie.com D. +1.202.654.6254 F. +1.202.654.9697

Daniel Greenspan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:
Venture Lending & Leasing VIII, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 814-01162

Venture Lending & Leasing IX, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 814-01253

WTI Fund X, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 814-01414

Dear Mr. Greenspan:

On September 7, 2022, you provided comments on the Preliminary Proxy Statements on Schedule 14A (“Proxy Statements”) filed on August 29, 2022, on behalf of each of Venture Lending & Leasing VIII, Inc., Venture Lending & Leasing IX, Inc., and WTI Fund X, Inc. (together, the “Funds”).  The numbered paragraphs below set forth your comments together with the Funds’ responses.  Unless otherwise indicated, capitalized terms used herein have the meanings given to them in the Proxy Statements.

1.
COMMENT:  In each of the Proxy Statements, under the header, “Summary of the Current Agreement Between the Fund and Westech--Other Compensation,” it states that Westech is “entitled to receive a management fee payable by the LLC (the “LLC Management Fee”). . .”  Please confirm whether the LLC Management Fee is paid pursuant to an investment advisory agreement between the LLC and Westech (“LLC Advisory Agreement”).  If so, please confirm that you will obtain the consent of the LLC as required under section 205(a)(2) (“Section 205(a)(2)”) of the Investment Advisers Act of 1940, as amended, to an assignment of the LLC Advisory Agreement resulting from the change of control of Westech.

September 9, 2022

RESPONSE:  We confirm that the LLC Management Fee is paid pursuant to the LLC Advisory Agreement for each LLC.  Insofar as consummation of the Transaction will result in a change of control of Westech, and hence, an assignment of the LLC Advisory Agreement, we confirm that Westech will obtain the consent of the LLC (requiring a vote of the majority of the holders in interest of the LLC interests) to the assignment of the LLC Advisory Agreement resulting from the change of control of Westech.

2.	COMMENT: Please add disclosure stating that you will obtain the required consents under Section 205(a)(2).

RESPONSE:  Immediately following the chart showing the LLC Management Fee, each Proxy Statement will be revised to include the following language:

The LLC Management Fee is paid pursuant to an investment management agreement between the LLC and Westech.  Consummation of the Transaction will result in a change of control of Westech and hence an assignment of the agreement between the LLC and Westech.  The consent of the LLC (requiring a vote of the majority of the holders in interest of the LLC interests) to assignment of the agreement will be separately obtained.

We hope that these responses adequately address your comments.  If you have further questions or comments, please contact the undersigned at 202-654-6254.

Sincerely,
/s/ Mary C. Moynihan